SEC
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SECURITIES AND EXCHANGE COMMISSION



12062511

AUG 28 2012

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30534

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 01, 2011 (MM/DD/YY) AND ENDING JUNE 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. DUNCAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 NORTH UNIVERSITY, SUITE 101
(No. and Street)

LITTLE ROCK	ARKANSAS	72205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. RANDOLPH, JR. 501-280-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. SCHICHTL II, P.A.
(Name – *if individual, state last, first, middle name*)

817 PARKWAY	CONWAY	ARKANSAS	72034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RANDALL M. DUNCAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. DUNCAN SECURITIES, INC., as of JUNE 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROY F. SCHICHTL
Notary Public-Arkansas
Faulkner County
My Commission Expires 05-03-2021
Commission # 12382058

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.M. DUNCAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

CONTENTS

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANTS
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 **FAX 501-336-8771**

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDER
R.M. DUNCAN SECURITIES, INC.
LITTLE ROCK, ARKANSAS

WE HAVE AUDITED THE ACCOMPANYING STATEMENT OF FINANCIAL CONDITION OF R.M. DUNCAN SECURITIES, INC. AS OF JUNE 30, 2012 THAT ARE FILED PURSUANT TO RULE 17a-5 UNDER SECURITIES AND EXCHANGE ACT OF 1934. THE STATEMENT OF FINANCIAL CONDITION IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THE STATEMENT OF FINANCIAL CONDITION BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENT IS FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES CONSIDERATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING AS A BASIS FOR DESIGNING AUDIT PROCEDURES THAT ARE APPROPRIATE IN THE CIRCUMSTANCES, BUT NOT FOR THE PURPOSE OF EXPRESSING AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING. ACCORDINGLY, WE EXPRESS NO SUCH OPINION. AN AUDIT ALSO INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENT, ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT OF THE STATEMENT OF FINANCIAL CONDITION PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE STATEMENT OF FINANCIAL CONDITION REFERRED TO ABOVE PRESENTS FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF R.M. DUNCAN SECURITIES, INC. AT JUNE 30, 2012, IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

Robert G. Schichtl II, PA
CERTIFIED PUBLIC ACCOUNTANTS

CONWAY, ARKANSAS
AUGUST 17, 2012

R.M. DUNCAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS

CASH	$	89,776
RECEIVABLES - BROKER & OTHER COMMISSIONS		8,931
SECURITIES OWNED - MARKETABLE AT MARKET VALUE		2,548
CLEARING DEPOSIT		30,770
FURNITURE AND FIXTURES, AT COST, LESS ACCUMULATED DEPRECIATION OF $20,709		1,098
TOTAL ASSETS	$	133,123

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
ACCOUNTS PAYABLE	$	978
ACCRUED SALARIES AND PAYROLL TAXES		3,643
PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE		5,309
TOTAL LIABILITIES		9,930
STOCKHOLDER'S EQUITY		
COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING		6,000
ADDITIONAL PAID - IN CAPITAL		13,250
RETAINED EARNINGS		103,943
TOTAL STOCKHOLDER'S EQUITY		123,193
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	133,123

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

R.M. DUNCAN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - R.M. DUNCAN SECURITIES, INC. (THE COMPANY) IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY'S ACTIVITIES INCLUDE DIRECT PARTICIPATION PROGRAMS, RETAILING OF CORPORATE SECURITIES OVER-THE-COUNTER, BROKERING OF U.S. GOVERNMENT SECURITIES, SOLICITING OF INSTITUTIONS AND RETAIL CLIENTS, AND WRITING OF PUTS AND CALLS AS A BROKER. THE COMPANY'S SECURITIES TRANSACTIONS ARE EXECUTED AND CUSTOMER ACCOUNTS ARE CARRIED ON A FULLY DISCLOSED BASIS WITH SOUTHWEST SECURITIES INCORPORATED.

b. CASH AND CASH EQUIVALENTS - THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c. SECURITIES TRANSACTIONS - PROPRIETARY SECURITIES TRANSACTIONS IN REGULAR WAY TRADES ARE RECORDED ON THE TRADE DATE, AS IF THEY HAD SETTLED. PROFIT AND LOSS ARISING FROM ALL SECURITIES TRANSACTIONS ENTERED INTO FOR THE ACCOUNT AND RISK OF THE COMPANY ARE RECORDED ON A TRADE DATE BASIS. CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

MARKETABLE SECURITIES ARE VALUED AT MARKET VALUE, AND SECURITIES NOT READILY MARKETABLE ARE VALUED AT FAIR VALUE AS DETERMINED BY MANAGEMENT.

d. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS. DEPRECIATION EXPENSE FOR THE YEAR ENDED JUNE 30, 2012 WAS $960.

e. INCOME TAXES - THE COMPANY, WITH THE CONSENT OF ITS STOCKHOLDER, HAS ELECTED UNDER THE INTERNAL REVENUE CODE AND THE ARKANSAS STATE INCOME TAX LAWS TO BE AN S CORPORATION. IN LIEU OF CORPORATION INCOME TAXES, THE STOCKHOLDER OF AN S CORPORATION IS TAXED ON HIS/HER PROPORTIONATE SHARE OF THE COMPANY'S TAXABLE INCOME. THEREFORE, NO PROVISION OR LIABILITY FOR FEDERAL OR STATE INCOME TAXES HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS.

THE FEDERAL INCOME TAX RETURNS OF THE COMPANY FOR 2011, 2010, AND 2009 ARE SUBJECT TO EXAMINATION BY THE IRS, GENERALLY FOR THREE YEARS AFTER THEY WERE FILED.

f. ACCOUNTS RECEIVABLE - UNCOLLECTIBLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g. CLEARING DEPOSIT - THE COMPANY HAS PLACED A $30,000 CLEARING DEPOSIT WITH SOUTHWEST SECURITIES INCORPORATED WHICH IS FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNT.

h. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

(CONTINUED)

R.M. DUNCAN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i. CONCENTRATIONS OF CREDIT RISK - FINANCIAL INSTRUMENTS THAT POTENTIALLY EXPOSE THE COMPANY TO CONCENTRATIONS OF CREDIT RISK ARE CASH EQUIVALENTS. CASH EQUIVALENTS ARE MAINTAINED AT HIGH-QUALITY FINANCIAL INSTITUTIONS AND CREDIT EXPOSURE IS LIMITED TO ANY ONE INSTITUTION. THE COMPANY HAS NOT EXPERIENCED ANY LOSSES ON ITS CASH EQUIVALENTS. THE COMPANY IS ENGAGED IN VARIOUS TRADING AND BROKERAGE ACTIVITIES IN WHICH COUNTERPARTIES PRIMARILY INCLUDE BROKER-DEALERS, BANKS, AND OTHER FINANCIAL INSTITUTIONS. IN THE EVENT COUNTERPARTIES DO NOT FULFILL THEIR OBLIGATIONS, THE COMPANY MAY BE EXPOSED TO RISK. THE RISK OF DEFAULT DEPENDS ON THE CREDITWORTHINESS OF THE COUNTERPARTY OR ISSUER OF THE INSTRUMENT. IT IS THE COMPANY'S POLICY TO REVIEW, AS NECESSARY, THE CREDIT STANDING OF EACH COUNTERPARTY.

2. RECEIVABLES FROM AND PAYABLES TO BROKER AND CLEARING HOUSE

AMOUNTS RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE AT JUNE 30, 2012 CONSIST OF THE FOLLOWING:

	RECEIVABLE	PAYABLE
AT JUNE 30, 2012:		
PAYABLE TO CLEARING HOUSE	$ -	$ 4,603
RECEIVABLE FROM CLEARING HOUSE	8,931	-
FEES COMMISSIONS RECEIVABLE/PAYABLE	-	706
TOTALS	$ 8,931	$ 5,309

THE COMPANY CLEARS CERTAIN OF ITS PROPRIETARY AND CUSTOMER TRANSACTIONS THROUGH ANOTHER BROKER-DEALER ON A FULLY DISCLOSED BASIS. THE AMOUNT PAYABLE TO THE CLEARING HOUSE RELATES TO THE AFOREMENTIONED TRANSACTIONS AND IS COLLATERILZED BY SECURITIES OWNED BY THE COMPANY.

3. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $100,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT JUNE 30, 2012 WAS $121,713, AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .08 TO 1.

R.M. DUNCAN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

4. SECURITIES OWNED

FAIR VALUE MEASUREMENT

FASB ASC 820 DEFINES FAIR VALUE, ESTABLISHES A FRAMEWORK FOR MEASURING FAIR VALUE, AND ESTABLISHES A FAIR VALUE HIERARCHY WHICH PRIORITIZES THE INPUTS TO VALUATION TECHNIQUES. FAIR VALUE IS THE PRICE THAT WOULD BE RECEIVED TO SELL AN ASSET OR PAID TO TRANSFER A LIABILITY IN AN ORDERLY TRANSACTION BETWEEN MARKET PARTICIPANTS AT THE MEASUREMENT DATE. A FAIR VALUE MEASUREMENT ASSUMES THAT THE TRANSACTION TO SELL THE ASSET OR TRANSFER THE LIABILITY OCCURS IN THE PRINCIPAL MARKET FOR THE ASSET OR LIABILITY OR, IN THE ABSENCE OF A PRINCIPAL MARKET, THE MOST ADVANTAGEOUS MARKET. VALUATION TECHNIQUES THAT ARE CONSISTENT WITH THE MARKET, INCOME OR COST APPROACH, AS SPECIFIED BY FASB ASC 820, ARE USED TO MEASURE FAIR VALUE.

THE FAIR VALUE HIERARCHY PRIORITIZES THE INPUTS TO VALUATION TECHNIQUES USED TO MEASURE FAIR VALUE INTO THREE BROAD LEVELS:

LEVEL 1 INPUTS ARE QUOTED PRICES (UNADJUSTED) IN ACTIVE MARKETS FOR IDENTICAL ASSETS OR LIABILITIES THE COMPANY HAS THE ABILITY TO ACCESS.

LEVEL 2 INPUTS ARE INPUTS (OTHER THAN QUOTED PRICES INCLUDED WITHIN LEVEL 1) THAT ARE OBSERVABLE FOR THE ASSET OR LIABILITY, EITHER DIRECTLY OR INDIRECTLY.

LEVEL 3 ARE UNOBSERVABLE INPUTS FOR THE ASSET OR LIABILITY AND RELY ON MANAGEMENT'S OWN ASSUMPTIONS ABOUT THE ASSUMPTIONS THAT MARKET PARTICIPANTS WOULD USE IN PRICING THE ASSET OR LIABILITY. (THE UNOBSERVABLE INPUTS SHOULD BE DEVELOPED BASED ON THE BEST INFORMATION AVAILABLE IN THE CIRCUMSTANCES AND MAY INCLUDE THE COMPANY'S OWN DATA.)

THE FOLLOWING TABLE PRESENTS THE COMPANY'S FAIR VALUE HIERARCHY FOR THOSE ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS AS OF JUNE 30, 2012. THE INPUTS USED FOR LEVEL 2 VALUATIONS REPRESENTED BIDS FROM A BROKER / DEALER TO PURCHASE THE ASSET AT A STATED PRICE.

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
AS OF JUNE 30, 2012

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
ASSETS				
FINANCIAL INSTRUMENTS OWNED				
CORPORATE BONDS	$ -	$ 2,548	$ -	$ 2,548
TOTALS	$ -	$ 2,548	$ -	$ 2,548

R.M. DUNCAN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

5. RELATED PARTY TRANSACTIONS

THE PRESIDENT / SHAREHOLDER OF R.M. DUNCAN SECURITIES, INC. SERVES AS GENERAL PARTNER OF EMINENCE INVESTORS, LLLP. THE COMPANY EARNED GROSS COMMISSIONS OF $12,834 ON TRADES EXECUTED FOR THIS PARTNERSHIP.

THE COMPANY PERFORMS VARIOUS CONSULTING SERVICES FOR R.M. DUNCAN CAPITAL MANAGEMENT CORPORATION AN AFFILIATED CORPORATION. THE COMPANY EARNED $15,000 IN 2012 FOR THESE SERVICES.

THE COMPANY RENTED OFFICE SPACE FROM THE PRESIDENT / SHAREHOLDER OF R.M. DUNCAN SECURITIES, INC. THE COMPANY PAID $26,504 IN 2012 FOR RENT TO THIS SHAREHOLDER.

THE COMPANY EARNED GROSS COMMISSIONS OF $19,743 IN 2012 ON TRADES EXECUTED FOR RELATIVES OF OFFICERS OF THE CORPORATION AND OTHER RELATED ENTITIES.

6. COMMITMENTS

THE TOTAL RENT EXPENSE FOR THE YEAR ENDED JUNE 30, 2012 WAS $26,504. THE RENTAL AGREEMENT RUNS FROM YEAR TO YEAR EXPIRING IN MAY.

THE FOLLOWING IS A SCHEDULE OF FUTURE MINIMUM RENTAL PAYMENTS UNDER NON-CANCELABLE OPERATING LEASES AS OF JUNE 30, 2012:

JUNE 30, 2013	$ 24,296
	$ 24,296

7. SUBSEQUENT EVENT

MANAGEMENT HAS EVALUATED EVENTS AND TRANSACTIONS SUBSEQUENT TO ITS JUNE 30, 2012 STATEMENT OF FINANCIAL CONDITION DATE NOTING THAT $9,000 OF CAPITAL HAD BEEN WITHDRAWN FROM THE CORPORATION BY THE SOLE SHAREHOLDER. THERE WERE NO OTHER TRANSACTIONS OR SIGNIFICANT EVENTS TO REPORT THROUGH AUGUST 17, 2012, WHICH IS THE DATE THE COMPANY ISSUED ITS STATEMENT OF FINANCIAL CONDITION.